Mail Stop 6010

August 21, 2007

Gerald Fels
Chief Executive Officer
The Commerce Group, Inc.
211 Main Street
Webster, MA 01570

> **Re: The Commerce Group, Inc.**
> **Definitive Proxy Statement**
> **Filed April 17, 2007**
> **File No. 001-13672**

Dear Mr. Fels:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Philosophy, page 16

1.   Please describe with greater specificity what your compensation programs are designed to reward. Please also describe how you determine the amounts, and, where applicable, the formula for each element to pay. Also describe how each element fits into your overall compensation objectives and how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation package. As one example, when you award restricted stock units in 2007 as an additional component of your compensation package, please describe whether you are offsetting other elements of your compensation package by the value of the restricted stock unit awards or whether those awards will be cumulative.

2.   You disclose that "[t]o date, the Committee has not adopted <u>formal</u> guidelines for allocating total compensation between equity compensation and cash compensation and between long term and short term compensation… (emphasis added)." The purpose of the Compensation Discussion and Analysis is to provide your shareholders with the information that is necessary to an understanding of your compensation policies and decisions regarding the named executive officers. Such information is not limited to disclosure of formal guidelines used in determining compensation. Please revise to provide your stockholders with the disclosure necessary to understand your compensation policies and decisions with respect to your named executive officers. Refer to the examples that may be used, among other things, provided in Item 402(b)(2) of Regulation S-K.

3.   You indicate that your philosophy is to provide a total compensation package that is fair in relation to the compensation practices and performance of "comparable companies" in your industry. Please identify the companies whose compensation practices you considered in establishing your compensation packages.

4.   Please provide a complete description of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation. See Item 407(e)(3) of Regulation S-K and Section V.D. of Commission Release 33-8732A. You should discuss in reasonably complete detail the role of management in your compensation processes and management's input during the crafting of compensation packages. Discuss whether or not management makes recommendations to the Committee relating to measures, targets and similar items that affect compensation for the named executive officers and discuss the extent to which any member of management retains the ability to call Committee meetings or meet with the consultants used by the Committee.

Components of Compensation, page 17

5.   In connection with your discussion of the various elements, you indicate that
        company performance and the personal performance of the executive affects the
        amount of compensation for each element. Please expand your disclosure to
        provide additional discussion and analysis of how corporate and individual
        performance specifically contributed to actual 2006 compensation and 2007
        incentive awards and restricted stock unit grants for the named executive officers.

Base Salary, page 18

6.   You indicate that annual increases in base salaries are intended to reflect the
        named executive officer's job performance during the preceding year, additional
        responsibilities added and special circumstances which warrant additional
        compensation. You should analyze how these factors influenced the resultant
        compensation paid to each named executive officer and how you structured
        performance-based pay to reflect individual as well as corporate performance.
        Describe the elements of individual and corporate performance that were taken
        into account.

Performance Based Cash Compensation, page 18

7.   You disclose that the book value awards and incentive awards were determined
        by dividing the base salary of each named executive officer by the company's
        book value at the beginning of the year and that the number of units awarded was
        then weighted by a factor ranging from two to ten, based upon the officer's
        relative level of responsibility and potential to affect the company's overall
        performance under a formula approved by the Compensation Committee. Please
        provide a more specific explanation of how the formula reflects the named
        executive officer's individual performance and/or individual contribution to the
        related financial metrics, describing the elements of individual performance
        and/or contribution that are taken into account.

Change of Control, page 19

8.   You disclose that the performance based cash compensation agreements contain
        provisions that provide for payments to executive officers who terminate
        employment with "good reason" after a "change of control." Please briefly
        indicate the definitions of these terms and disclose the amount of the payments to
        be made to your named executive officers under these agreements upon the
        occurrence of the triggering events. Please discuss and analyze how these
        provisions were negotiated and how and why the provisions were agreed to by the
        company and why the periods vary among the officers.

Summary Compensation Table, page 20

9.   The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney